UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

LONGBOARD PHARMACEUTICALS, INC.
(Name of Subject Company (Issuer))

LANGKAWI CORPORATION
(Offeror)
A Direct Wholly Owned Subsidiary of

LUNDBECK LLC
(Parent of Offeror)
An Indirect Wholly Owned Subsidiary of

H. LUNDBECK A/S
(Parent of Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

54300N103
(CUSIP Number of Class of Securities)

Ole Wendler Pedersen
H. Lundbeck A/S
SVP, Global General Counsel
Ottiliavej 9
DK-2500 Valby
Denmark
+45 36 30 13 11

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
Alan Zoccollilo, Esq.
Piotr Korzynski, Esq.
Baker & McKenzie LLP
452 Fifth Avenue
New York, NY 10018
(212) 626-4100

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

	☑	Third-party offer subject to Rule 14d-1.

	☐	Issuer tender offer subject to Rule 13e-4.

	☐	Going-private transaction subject to Rule 13e-3.

	☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 to the Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on October 30, 2024 (as it may be amended and supplemented from time to time, the “Schedule TO”) and relates to the offer by Langkawi Corporation, a Delaware corporation (“Purchaser”), a direct wholly owned subsidiary of Lundbeck LLC, a Delaware limited liability company (“Payor”), and an indirect wholly owned subsidiary of H. Lundbeck A/S, a Danish aktieselskab (“Parent”), to acquire all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”) of Longboard Pharmaceuticals, Inc., a Delaware corporation, for $60.00 per Share, in cash, without interest and subject to any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 30, 2024 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii) to the Schedule TO, respectively.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO and the Offer to Purchase remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. This Amendment is being filed to reflect certain updates as set forth below. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

Items 1 through 9 and Item 11.

The disclosure in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such items incorporate by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as follows:

The information set forth in Section 3-“Procedures for Tendering Shares” of the Offer to Purchase is hereby amended by deleting the paragraph under the section entitled “-Determination of Validity” on page 17 in its entirety and replacing it with the following paragraph:

“We will determine, in our sole discretion, all questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares, and our determination will be final and binding. We reserve the absolute right to reject any or all tenders of Shares that we determine not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in any tender of Shares. No tender of Shares will be deemed to have been validly made until all defects and irregularities with respect to such tender have been cured or waived. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in tenders or waiver of any such defect or irregularity or incur any liability for failure to give any such notification. Subject to applicable law as applied by a court of competent jurisdiction, our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding. Tendering stockholders have the right to challenge any of our determinations described in this paragraph, whether with respect to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares or our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) or otherwise with respect to their Shares.”

The information set forth in Section 16-“Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby amended by deleting the second paragraph under the section entitled “-Antitrust Approvals” on page 54 in its entirety and replacing it with the following paragraph:

“Pursuant to the Merger Agreement, each of Parent and Longboard filed on October 21, 2024 a Premerger Notification and Report Form under the HSR Act with respect to the Offer and the Merger with the Antitrust Division and the FTC. The applicable waiting period under the HSR Act expired on November 5, 2024, at 11:59 p.m., Eastern Time. Accordingly, the condition to the Offer requiring that the waiting period (or any extension thereof) applicable to the Offer under the HSR Act shall have expired or been terminated has been satisfied. The Offer continues to be subject to the remaining conditions set forth in the Offer to Purchase. See “-Section 15-Conditions to the Offer”.”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: November 6, 2024

H. LUNDBECK A/S

By:	/s/ Joerg Hornstein
Name:	Joerg Hornstein
Title:	Executive Vice President

LUNDBECK LLC

By:	/s/ Thomas Gibbs
Name:	Thomas Gibbs
Title:	President

LANGKAWI CORPORATION

By:	/s/ Thomas Gibbs
Name:	Thomas Gibbs
Title:	President